Exhibit 77C     Van Kampen Focus Equity Fund

     A Special Meeting of Shareholders (the Meeting) of the Van
Kampen Focus Equity Fund (the Fund), a series of the Van Kampen
Series Fund, Inc., a Maryland Corporation, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Thursday, April 14, 2005, at 10:30 a.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

     The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen Focus Equity Fund would (i) transfer all of its assets and liabilities to the Van Kampen Equity Growth Fund in exchange solely for Class A, B and C shares of the Van Kampen Equity Growth Fund, (ii) distribute such shares to the holders of shares of the Van Kampen Focus Equity Fund and
(iii) be dissolved.

     Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
6,443,699 shares; Against: 223,278 shares; Abstaining: 429,246 shares.